

Mail Stop 3561

June 28, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Schreiner
Chief Executive Officer
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re: Sense Technologies Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have completed our review of your filing and related materials and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief